FORM 4/A
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Rizzuti, Joseph R.
                                                                 3135 S.W. Mapp Road
                                                                 Palm City, FL 34990


2. Issuer Name and Ticker or Trading Symbol:                     Clements Golden Phoenix
                                                                 Enterprises, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                     04/2001
5. If Amendment, Date of Original:                               04/11/2001
6. Relation of Reporting Person to Issuer                        X Director: Chairman
                                                                 X 10% owner
                                                                 X Officer (Title): COO
                                                                 _ Other (Specify)
              X Filed by One Reporting Person.
              _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                      Common Stock    Common Stock        Common
                                                                                               Stock
2. Transaction Date:                                       04/2001         04/2001             04/2001
3. Transaction Code                                        G               G                   J
4. Securities Acquired (A) or Disposed (D):                2,500           283,250             725,000
Amount:
A or D:                                                    D               D
Price:
5. Amount of Securities  Beneficially owned at end         1,008,250(1)    1,008,250(1)        1,008,250(1)
   of Month:
6. Ownership Form: Direct (D) or Indirect (I):             D               I                   D
7. Nature of Indirect Beneficial Ownership:                N/A             Pacific Shipping,   N/A
                                                                           Inc.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.



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FORM 4/A (continued)


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                      N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                          V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
     Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

(1) Mr. Rizzuti gifted 2,500 shares in April 2001. Additionally, Mr. Rizzuti gifted 283,250 shares owned by him to Pacific Shipping, Inc., which is fifty percent (50%) owned by Mr. Rizzuti. Lastly, Mr. Rizzuti pledged the remainder of his shares (725,000) as collateral for a bank loan made to the Company.





/s/ Joseph R. Rizzuti                            Date: 05/06/2001
-------------------------------
Joseph R. Rizzuti
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).